MITCHELL SILBERBERG & KNUPP LLP

A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

Andrew E. Katz A Professional Corporation (310) 312-3738 Phone (310) 231-8408 Fax aek@msk.com

March 20, 2006

Via FedEx and EDGAR

Susan Min, Attorney-Adviser

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UPFC Auto Receivables Corp.
Registration Statement on Form S-3
Filed January 26, 2006
File No. 333-131302

Dear Ms. Min,

At the request of UPFC Auto Receivables Corp.(“UARC”), the registrant, we are writing to respond to the comments contained in the letter to Ray C. Thousand, President of UARC., dated February 21, 2006, regarding the referenced registration statement and the other documents incorporated or to be incorporated in that registration statement. For your convenience we have repeated each comment, numbered as in the letter to Mr. Thousand, and followed each comment with the response to that comment.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: UARC and its parent United Auto Credit Corporation (“UACC”) have previously been engaged in the securitization of automobile contracts such as those to be involved in offerings contemplated by the instant registration statement utilizing

11377 West Olympic Boulevard, Los Angeles, California 90064-16831

Phone: (310) 312-2000 Fax: (310) 312-3100 Website: www.msk.com

MITCHELL SILBERBERG & KNUPP LLP

March 20, 2006

issuing entities established by Ace Securities Corp. (“ACE”), an unaffiliated third party pursuant to registration statements as to which ACE is the registrant. The CIK codes for the issuing entities in these prior securitizations are as follows:

UPFC Auto Receivables Trust 2004-A: 0001303842

UPFC Auto Receivables Trust 2005-A: 0001323730

UPFC Auto Receivables Trust 2005-B: 0001343660

UACC served as the “sponsor” (as that term is now defined in Regulation AB) and continues to serve as the servicer in connection with these prior securitizations. In its capacity as servicer, UACC has been responsible for Exchange Act reporting for each of these transactions. UACC has been current and timely with Exchange Act reporting during the last twelve months with respect to these securitizations. In each prior securitization, UARC acquired automobile contracts from UACC and immediately transferred them to ACE for subsequent transfer to the securitization trust. UARC holds the entire equitable interest in the securitization trust.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: It is the expectation of UARC that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus. UARC also intends to file full copies of finalized agreements, as executed, under a Form 8-K as promptly as possible following their execution, which may occur after filing of the final Rule 424(b) prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We hereby confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for

MITCHELL SILBERBERG & KNUPP LLP

March 20, 2006

us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We hereby confirm that that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.	When available, please provide us-with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Response: We will provide you with a marked copy of the updated sale and servicing agreement when it becomes available.

Prospectus Supplement 1

Summary, page S-4

6.	With reference to your pre-funding account disclosure on page 18 of the base prospectus, please include bracketed language to reflect that the transaction may include the use of a pre-funding period. Refer to Item 1103(a)(5) of Regulation AB.

Response: The S-3 has been revised in response to this comment. Please see pages S-4, S-19 and S-20 of the revised Prospectus Supplement 1 and pages S-4 and S-17 of the revised Prospectus Supplement 2.

7.	Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Response: The S-3 has been revised in response to this comment. Please see page S-4 of the revised Prospectus Supplement 1 and page S-4 of the revised Prospectus Supplement 2.

8.	In addition, we encourage you to provide a graphical illustration of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued securities. Refer to Item 1103(a)(3)(vi) of Regulation AB.

MITCHELL SILBERBERG & KNUPP LLP

March 20, 2006

Response: The S-3 has been revised in response to this comment. Please see pages S-9 and S-10 of the revised Prospectus Supplement 1 and page S-9 of the revised Prospectus Supplement 2.

The Sponsor and Servicer, page S-18

9.	Revise the second sentence of the fifth paragraph under this heading on S-18 for accuracy. The static pool data on the website is part of the prospectus to the extent set forth in the undertaking.

Response: The S-3 has been revised in response to this comment. Please see pages S-21, S-26 and S-36 of the revised Prospectus Supplement 1 and pages S-18, S-23 and S-33 of the revised Prospectus Supplement 2.

Credit Enhancement, page S-50

10.	For contemplated credit enhancements, please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Items 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Response: Financial statements of a contemplated significant enhancement provider are incorporated by reference in Prospectus Supplement 2 (please see page S-40 of Prospectus Supplement 2). Since Prospectus Supplement 1 contemplates the issuances of senior and subordinated classes of notes without support from any enhancement providers, Prospectus Supplement 1 is silent with respect to the financial information of enhancement providers.

11.	In addition, please include a bracketed placeholder if the significant percentage of a derivative is 10% or more.

Response: The S-3 has been revised in response to this comment. Please see page S-44 of the revised Prospectus Supplement 1 and pages S-39 of the revised Prospectus Supplement 2.

MITCHELL SILBERBERG & KNUPP LLP

March 20, 2006

Prospectus Supplement 2

The Insurer, page S-37

12.	We note your disclosure indicating that the seller, servicer, underwriter or any of their affiliates will [not] make any representation as to the accuracy or completeness of the information in this section. Please note that the disclaimer of liability for material information is inappropriate. Please revise accordingly and ensure that you have made similar revisions throughout the filing where appropriate.

Response: The S-3 has been revised in response to this comment. Please see page S-39 of the revised Prospectus Supplement 2.

Base Prospectus

Cover Page

13.	Please identify the sponsor on the cover page here and on the cover of the supplements. Refer to Item 1102(a) of Regulation AB.

Response: The S-3 has been revised in response to this comment. Please see the revised cover pages of the Base Prospectus, Prospectus Supplement 1 and Prospectus Supplement 2.

14.	We note you refer to the credit enhancements as “one or more forms of enhancement.” Please revise your reference to briefly describe each type of credit support or derivative instrument that may be used. Refer to Item 1102(h) of Regulation AB.

Response: The S-3 has been revised in response to this comment. Please see the revised cover page of the Base Prospectus.

Pre-Funding Page 18

15.	Please disclose the maximum term or duration of any pre-funding account, and the maximum percentage of the automobile contracts that will be represented by a pre-funding account for the benefit of investors who may not know the “applicable rules of the Commission.” In addition please disclose any limitations on the ability to add pool assets and the underwriting criteria for automobile contracts that may be added to the pool during the pre-funding periods. Refer to Item 1111 (g) of Regulation AB.

MITCHELL SILBERBERG & KNUPP LLP

March 20, 2006

Response: The S-3 has been revised in response to this comment. Please see page 19 of the revised Base Prospectus.

Concurrently with our delivery of this response letter, UARC is filing an Amendment Number 1 to its Registration Statements on Form S-3. Enclosed with the hard copy of this letter is a marked copy of Amendment Number 1 to Registration Statements on Form S-3 reflecting the changes noted above.

Please let us know at your earliest convenience if you have any further comments. Please give us a call at (310) 312-3738 so that we may discuss with you any concerns which may remain.

Very truly yours,

/s/ Andrew E. Katz
Andrew E. Katz MITCHELL SILBERBERG & KNUPP LLP

AEK:fcl

Enclosures

Cc:	Ray C. Thousand
Garland Koch